                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                            DSP Communications, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  23332K 10 6
           --------------------------------------------------------
                                 (CUSIP Number)

         20300 Stevens Creek Boulevard, Suite 465, Cupertino, CA 95014
         -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 27, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Davidi Gilo, individually and as sole shareholder and President of Harmony Management, Inc., as trustee of the Davidi and Sandra Gilo Trust, and as President of the Gilo Family Foundation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,317,161 shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,317,161 shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,317,161 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     5.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harmony Management, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,332,704 exercised by Davidi Gilo as sole
 by Each Reporting                shareholder and President
 Person with                 --------------------------------------------------
                              (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,332,704 exercised by Davidi Gilo as sole
                                  stockholder and President
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,332,704 exercised by Davidi Gilo as sole stockholder and President
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     3.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Davidi and Sandra Gilo Trust Dated January 18, 1991
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               202,709 exercised by Davidi Gilo as trustee
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  202,709 exercised by Davidi Gilo as trustee
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     202,709 exercised by Davidi Gilo as trustee
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23332K 10 6
          -----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gilo Family Foundation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               100,000 exercised by Davidi Gilo as President
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  100,000 exercised by Davidi Gilo as President
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000 exercised by Davidi Gilo as President
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

     The following statement on Schedule 13D (the "Statement") with respect to the common stock, par value $0.001 per share (the "Common Stock") of DSP Communications, Inc. (the "Issuer") is being filed on behalf of Harmony Management, Inc. ("Harmony"), the Davidi and Sandra Gilo Trust dated
January 18, 1991 (the "Trust"), the Gilo Family Foundation (the "Foundation"), and Davidi Gilo, individually and as sole stockholder and President of Harmony, as trustee of the Trust, and as President of the Foundation.

ITEM 1.      SECURITY AND ISSUER

             This Statement relates to the Common Stock of the Issuer, DSP Communications, Inc. The Issuer's principal executive offices are located at 20300 Stevens Creek Blvd., Suite 465, Cupertino, CA 95014.

ITEM 2.      IDENTITY AND BACKGROUND

1.  (a)      This Statement is being filed on behalf of Davidi Gilo, Harmony
             Management, Inc., the Davidi and Sandra Gilo Trust dated
             January 18, 1991, and the Gilo Family Foundation.

    (b) The address of Mr. Gilo, Harmony, the Trust and the Foundation is 100 Why Worry Lane, Woodside, CA 94062.

    (c) Mr. Gilo's principal employment is with the Issuer where he currently acts as an advisor to the Chairman of the Board. The address of the Issuer is 20300 Stevens Creek Boulevard, 4th Floor, Cupertino, CA 95014.

    (d)-(e) Mr. Gilo, Harmony, the Trust and the Foundation have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Mr. Gilo, Harmony, the Trust and the Foundation, during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Gilo is a citizen of the United States. Harmony is a corporation organized under California law, and the Foundation is a non-profit foundation organized under California law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         661,748 of the shares held by Mr. Gilo were purchased by Mr. Gilo in October 1997 upon exercises of employee stock options held by Mr. Gilo, for an aggregate purchase price of $5,209,474. The purchase price for these shares was paid by a loan to Mr. Gilo from Bear, Stearns & Co., Inc.

         155,241 of the shares held by the Trust were purchased by Mr. Gilo in March 1997 upon exercises of employee stock options held by Mr. Gilo, for an aggregate purchase price of $601,559. The purchase price for these shares was paid with Mr. Gilo's personal funds. The shares were subsequently transferred to the Trust by Mr. Gilo, as settlor of the Trust, in a gift transaction.

         1,500,172 shares held by Mr. Gilo, Harmony, the Trust and the Foundation were acquired by Mr. Gilo in 1992 from the Issuer's predecessor corporation, at a purchase price of approximately $.059 per share. The purchase price for these shares was paid with Mr. Gilo's personal funds. 1,332,704 of these shares were subsequently transferred to Harmony, a corporation wholly owned by Mr. Gilo. 47,468 of these shares were subsequently transferred to the Trust by Mr. Gilo, as settlor of the Trust, in a gift transaction, and 100,000 of these shares were subsequently transferred by Mr. Gilo to the Foundation in a gift transaction.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Gilo, Harmony, the Trust and the Foundation each acquired the shares of Common Stock identified in this Statement for investment purposes. Mr. Gilo, Harmony, the Trust and the Foundation have no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Mr. Gilo, Harmony, the Trust and the Foundation each reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer in open market or privately negotiated transactions on terms deemed by them to be appropriate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of the date of this Statement: (i) Mr. Gilo owns individually an aggregate of 681,748 shares of the Issuer's Common Stock, representing 1.7% of the shares outstanding; (ii) Harmony owns an aggregate of 1,332,704 shares of the Issuer's Common Stock, representing 3.3% of the shares outstanding; (iii) the Trust owns an aggregate of 202,709 shares of the Issuer's Common Stock, representing 0.5% of the shares outstanding; and (iv) the Foundation owns an aggregate of 100,000 shares of the Issuer's Common Stock, representing 0.3% of the shares outstanding. Accordingly, Mr. Gilo, individually and as the sole shareholder and President of Harmony, as trustee of the Trust, and as President of the Foundation, is deemed to beneficially own an aggregate of 2,317,161 of the outstanding shares of the Issuer's Common Stock, representing 5.7% of the outstanding shares, based on 40,658,016 shares of Common Stock outstanding as of November 6, 1997.

    (b) Mr. Gilo, individually and as the sole shareholder and President of Harmony, as trustee of the Trust, and as President of the Foundation, has sole voting and dispositive power with respect to the 2,317,161 shares of the Issuer's Common Stock identified in this Statement.

    (c) On October 27, 1997, Mr. Gilo exercised employee stock options to purchase an aggregate of 661,748 shares of the Issuer's Common Stock. 51,748 of these shares had an exercise price of $3.875 per share, 400,000 of these shares had an exercise price of $6.813 per share, and 210,000 of these shares had an exercise price of $10.875 per share.

         Within the past 60 days, Harmony, the Trust and the Foundation have not effected any transactions in the Issuer's Common Stock.

    (d) No person other than Mr. Gilo, Harmony, the Trust or the Foundation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer's Common Stock owned or sold by Mr. Gilo, Harmony, the Trust, or the Foundation, respectively, except as any such rights may be deemed to be held by Mr. Gilo's wife, Shamaya Gilo, under any applicable community property laws.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Gilo, Harmony, the Trust and the Foundation are not parties to any contract, arrangement, understanding or relationship with any other person, including, without limitation, the Issuer, with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement.

                                  SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1997


                                            /s/ Davidi Gilo
                                            --------------------------------
                                            DAVIDI GILO


                                            HARMONY MANAGEMENT, INC.


                                            By:  /s/ Davidi Gilo
                                                 ---------------------------
                                                 Davidi Gilo, President


                                            THE DAVIDI AND SANDRA GILO TRUST


                                            By:  /s/ Davidi Gilo
                                                 ---------------------------
                                                 Davidi Gilo, Trustee


                                            GILO FAMILY FOUNDATION


                                            By:  /s/ Davidi Gilo
                                                 ---------------------------
                                                 Davidi Gilo, President

                                 EXHIBIT INDEX


                 No.            Description            Page
                 ------------------------------------------
                 1.  Joint Filing Agreement.